Apolo Gold & Energy Inc.

9th floor, Kam Chung Commercial Bldg.,

19-21 Hennessy Road, Wanchai, Hong Kong

chakwm@yahoo.com.hk

December 9, 2014

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

RE:	Apolo Gold & Energy Inc.
Form 10-K for the Fiscal Year Ended June 30, 2014

Dear Tia L. Jenkins

We have amended the Form 10-K/A and the Form 10-Q and have included the changes in this response letter as follows:

Amendment No. 1 to Form 10-K for the Fiscal Year Ended June 30, 2014 Report of Independent Registered Public Accounting Firm, page F-1

1. We note your response to comment two of our letter dated October 28, 2014 and see that you have provided a revised audit report from your current auditor, Weld Asia Associates which states that the financial statements for the year end June 30, 2013 were audited by other auditors. Please obtain and file an audit report from your prior auditor which covers the financial statements for the year ended June 30, 2013.

The audit report from our prior auditor which covers the financial statements for the year ended June 30, 2013 has been included in the Form 10-K/A2 and has been also attached to this response letter:

(PLEASE SEE PAGE 7 IN THE FORM 10-K/A2)

Item 9A. Controls and Procedures, page 7

2. We note the revised disclosure you provided to address comment 3 of our letter dated October 28, 2014, refers to March 31, 2014 as your fiscal year end and evaluation date. Please note that Items 307 and 308 of Regulation S-K require disclosure of your assessment of disclosure controls and procedures and internal control over financial reporting as of the end of the most recent fiscal year, which is June 30, 2014. Please revise accordingly.

The Form 10-K/A has been revised as follows:

Disclosure Controls and Procedures

We carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of June 30, 2014 (the “Evaluation Date”). This evaluation was carried out under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of the Evaluation Date as a result of the material weaknesses in internal control over financial reporting discussed below.

Disclosure controls and procedures are those controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Notwithstanding the assessment that our internal control over financial reporting was not effective and that there were material weaknesses as identified in this report, we believe that our financial statements contained in our Annual Report on Form 10-K for the year ended June 30, 2014 fairly present our financial condition, results of operations and cash flows in all material respects.

(PLEASE SEE PAGE 27 IN THE FORM 10-K/A2)

We also made a similar change to the date as follows:

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting that occurred during the fiscal year ended June 30, 2014 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

(PLEASE SEE PAGE 28 IN THE FORM 10-K/A2)

RE: AMENDMENTS TO FORM 10-Q

Form 10-Q for the Three Months Ended September 30, 2014

Controls and Procedures, page 5

3. Please disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of September 30, 2014 to comply with Item 307 of Regulation S-K.

We have amended the Form 10-Q to include the following:

Item 4. Controls and procedures

We carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of June 30, 2014 (the “Evaluation Date”). This evaluation was carried out under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of the Evaluation Date as a result of the material weaknesses in internal control over financial reporting discussed below.

Disclosure controls and procedures are those controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Notwithstanding the assessment that our internal control over financial reporting was not effective and that there were material weaknesses as identified in this report, we believe that our financial statements contained in our Annual Report on Form 10-K for the year ended June 30, 2014 fairly present our financial condition, results of operations and cash flows in all material respects.

(PLEASE SEE PAGE 11 IN THE 10-Q/A)

In responding to your comment letter dated November 21, 2014, Apolo Gold & Energy Inc. hereby acknowledges the following:

●	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please also note that the requested changes have been made and the Form 10-K/A2 as well as the Form 10-Q/A have been filed with the Securities and Exchange Commission

Sincerely

/s/ Edward Low
Edward Low
Chief Financial Officer
Apolo Gold & Energy, Inc.

I. Vellmer Inc.

Chartered Accountant*

605 - 1355 West Broadway Vancouver, B.C., V6H 1G9

Tel: Fax: E-mail:	604-687-3773 604-687-3778 vellmer@i-vellmer.ca
*denotes an incorporated professional

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders,

Apolo Gold & Energy Inc.

I have audited the accompanying balance sheet of Apolo Gold & Energy Inc. (an Exploration Stage Company) as of June 30, 2013 and the related statements of operations and comprehensive loss, stockholders’ deficit and cash flows for the year ended June 30, 2013. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2013 and the results of its operations and its cash flows for the year ended June 30, 2013 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared using accounting principles generally accepted in the Unites States of America assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is an exploration stage company and has incurred substantial losses, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to their planned financing and other matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada	“I Vellmer Inc.”
September 20, 2013	Chartered Accountant